UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

April 14, 2004

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

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Suite 206 – 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 206 –1489 Marine Drive

West Vancouver, B.C. V7T 1B8

Ticker Symbol: GTVCF.OB

GTVCF.BE

GTVCF.F

GTVCF.Xetra

FOR IMMEDIATE RELEASE

April 14, 2004

Globetech Acquires Additional Brazilian Claims

Globetech Ventures Corp. (“Globetech”) OTCBB:GTVCF, Frankfurt GTVCF.F and Berlin GTVCF.BE, is pleased to report that Globetech’s Brazilian subsidiary, Braz Gold LtdA has acquired additional mineral claims prospective for gold and other minerals. The additional mineral claims cover approximately 67,000 acres (27,000 hectares) and are in close proximity to the Amapari gold deposit, which was acquired by Wheaton River for $105 million. The Amapari gold deposit has reported a mineable resource of approximately 2 million ounces of gold.

Globetech’s subsidiary currently owns title to approximately 130,000 acres (53,000 hectares) of mineral claims prospective for gold and other minerals including diamonds and base metals, in the Vila Nova greenstone belt in the south central part Amapa State, Brazil. The acquisition of these additional claims brings Globetech’s current land holdings in the prolific Vila Nova greenstone belt, to approximately 197,000 acres (80,000 hectares), and is consistent with management’s strategy of expanding its presence in Brazil. Globetech’s technical team is currently formulating a comprehensive work program to commence in April, 2004.  The prolific Vila Nova greenstone belt forms the Precambrian Guianan Shield, which in the adjacent countries of Venezuela, French Guiana, Surinam and Guyana, host world-class gold deposits.

Globetech is also pleased to report that it has received legal opinion from its Brazilian legal counsel, providing independent confirmation as to the good standing of all the mineral claims held by Globetech’s subsidiary, Braz Gold LtdA.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements regarding Globetech’s anticipation that the mineral claims will prove to be economically viable on a going forward basis, and the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the mineral claims, with or without an equity offering.

It is important to note that the Company’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in Globetech’s public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-872 3388

Email: info@globetechventures.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

April 14, 2004